UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2015

CHART ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-35762	45-28532218
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o The Chart Group, L.P. 555 5th Avenue 19th Floor New York, NY	10017
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 212-350-8205

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.l to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation that will be used by Chart Acquisition Corp. (the “Company”) in making presentations to certain existing and potential stockholders of the Company, including with respect to the proposed business combination between Tempus Applied Solutions, LLC (“Tempus”) and the Company (the “Business Combination”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated January 5, 2015.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward-Looking Statements

This report contains forward-looking statements that involve risks and uncertainties concerning the Business Combination, Tempus’ expected financial performance, as well as its strategic and operational plans. Actual events or results may differ materially from those described in this report due to a number of risks and uncertainties. These risks and uncertainties could cause actual results or outcomes to differ materially from those indicated by such forward looking-statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against Chart, Tempus or others following announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Chart; (4) the inability to extend the termination date by which Chart must complete a business combination past March 13, 2015 due to the failure to obtain approval of the stockholders of Chart; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (7) the inability to recognize the anticipated benefits of the Business Combination; (8) the ability to obtain or maintain the listing of the securities of Tempus Applied Solutions Holdings, Inc. (the holding company for Tempus and Chart following the consummation of the Business Combination) on the Nasdaq Capital Market following the Business Combination, including having the requisite number of stockholders; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Tempus may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in filings with the Securities and Exchange Commission (“SEC”) by Chart or Tempus Holdings.

Readers are referred to the most recent reports filed with the SEC by Chart. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

On January 9, 2015, Tempus Holdings filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement of Chart and a prospectus in connection with the Business Combination. The definitive proxy statement and other relevant documents will be mailed to stockholders of Chart as of a record date to be established for voting on the Business Combination. Stockholders of Chart and other interested persons are advised to read the preliminary proxy statement and amendments thereto, and, when available, the definitive proxy statement, in connection with Chart’s solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about Chart, Tempus and the Business Combination. Stockholders may also obtain copies of the Registration Statement and the proxy statement/prospectus, without charge on the SEC’s website at www.sec.gov or by directing a request to Chart by contacting its Secretary, Michael LaBarbera, c/o The Chart Group, L.P., 555 5th Avenue, 19th Floor, New York, New York 10017, at (212) 350-8200 or at mlab@chartgroup.com.

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Participants in the Business Combination

Tempus Holdings, Chart, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Chart in connection with the Business Combination. Information regarding the officers and directors of Chart is set forth in Chart’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on November 5, 2014. Additional information regarding the interests of such potential participants is included in the Registration Statement on Form S-4 (and will be included in the definitive proxy statement/prospectus for the Business Combination) and other relevant documents filed with the SEC.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 8.01	Other Events.

Item 7.01 is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Investor Presentation, dated February 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 13, 2015	CHART ACQUISITION CORP.

	By:	/s/ Joseph R. Wright
	Name:	Joseph R. Wright
	Title:	Chief Executive Officer

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